    WORLD MONITOR TRUST II--
    SERIES D
    MONTHLY REPORT/
    DECEMBER 29, 2000

WORLD MONITOR TRUST II--SERIES D
--------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from November 25, 2000 to December 29, 2000 for World Monitor Trust II--Series D ('Series D'). The net asset value of an interest as of December 29, 2000 was $87.49, an increase of 8.31% from the November 24, 2000 value of $80.78. The year-to-date return for Series D, which commenced trading on March 13, 2000, was a decrease of 12.51% as of December 29, 2000. Additionally, the return for the quarterly period from September 30, 2000 to December 29, 2000 was an increase of .49%.

Quarterly Market Overview

In the final quarter of 2000, U.S. economic growth slowed appreciably from its rapid pace during the first three quarters. The fourth quarter evidenced a decrease in aggregate demand, a slowdown in industrial production and employment rates, and a gradual increase in inflation rates. Consumer prices, as measured by the CPI, rose considerably due to a sizeable increase in natural gas prices and an increase in core inflation. On average, economic expansion in industrial countries other than the U.S. slowed significantly during the fourth quarter as well. Additionally, in the fourth quarter, economic activity appeared to have decelerated in many developing countries.

In equity markets, mixed reports on corporate earnings together with indications of slower growth in U.S. economic activity and uncertainty regarding energy prices contributed to volatile markets and a sharp drop in equity prices throughout the quarter. Technology stocks, in particular, came under severe downward pressure from the slowdown in corporate earnings.

Negative equity performance throughout the quarter and mounting fear of a global economic slowdown contributed to a bond market rally as investors continued their flight to quality from the stock market. Prices of long- and short-term interest rate instruments rose as signs of a weakening economy raised expectations that the U.S. Federal Reserve would initiate interest rate cuts. European debt instruments rallied amid speculation that the European Central Bank and other Central Banks in Europe would match any interest rate cut by the U.S. Federal Reserve. The recent strength of the euro further helped support this rally. Japanese government bonds reached an 18-month high in November in response to a decline in equity markets. In addition, the Bank of Japan succumbed to pressure from the Liberal Democratic Party to cut interest rates, further boosting bond prices.

In currency markets, the U.S. dollar moved up slightly against the euro and other currencies early in the quarter, but the release of weaker than expected U.S. economic data mid-quarter reversed this trend. The rapid decline in the U.S. economy relative to Europe contributed to the weakening of the U.S. dollar, which ended the year sharply lower against most major European currencies. Political and economic uncertainty in Japan continued to support the U.S. dollar against the Japanese yen. Consequently, the dollar ended the year up versus the yen, which fell to a sixteen month low against the dollar.

The fourth quarter saw a volatile energy market with natural gas prices reaching record highs while crude oil prices fell precipitously. Recent below average temperatures in the Midwestern and Northern United States coupled with historically low inventory levels contributed to the sharp spike in natural gas prices. The resumption of Iraqi crude oil exports helped reduce supply concerns and crude prices declined.

Soybean markets rallied sharply in November following a decision by the European Union to ban meat based animal feed, which was expected to boost demand for soybean meal. Germany, France and Italy were the first nations to adopt the ban in order to contain the spread of Bovine Spongiform Encephalopathy, otherwise known as 'mad-cow disease'.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which Series D traded:

Currency (+): Short Japanese yen positions resulted in gains as the yen dropped to new lows against the U.S. dollar in November and December due to concerns regarding Japan's economic instability. Long positions in the euro produced gains as it surged against the U.S. dollar and Japanese yen after hitting an all-time low in October.

Index (+): Most major indices ended the quarter lower due to a slowing U.S. and global economies and lower than expected corporate earnings. Short positions in the S&P 500 Index, MIB 30 Index and MATCAC Index resulted in gains.

Financial (-): Mounting fears of a global economic slowdown drove prices of interest rate instruments higher. Losses were incurred in short positions in 10-year U.S. Treasury notes, eurobonds and Australian Treasury bills.

Metals (-) Copper prices fell in mid November as metal markets reacted negatively to a choppy U.S. stock market and a slowing domestic economy. Long copper positions resulted in losses.

The actual net asset value per interest as of December 31, 2000 was $87.49. The estimated net asset value per interest as of January 26, 2001 was $85.34. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -----------------------
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from November 25, 2000
  to December 29, 2000
Revenues:
Realized gain on commodity transactions......   $ 107,040
Change in unrealized commodity positions.....     378,384
Interest income..............................      32,564
                                                ---------
                                                  517,988
                                                ---------
Expenses:
Commissions..................................      34,081
Management fees..............................       7,092
Other transaction fees.......................       3,067
Other expenses...............................       8,567
                                                ---------
                                                   52,807
                                                ---------
Net gain.....................................   $ 465,181
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from November 25, 2000
  to December 29, 2000
                                                     Per
                                        Total      Interest
                                     -----------   --------
Net asset value at beginning of
  period (69,199.441 interests)....  $ 5,589,630   $  80.78
Additional contributions...........       13,000
Net gain...........................      465,181
Redemptions........................      (14,714)
                                     -----------
Net asset value at end of period
  (69,183.311 interests)...........  $ 6,053,097      87.49
                                     -----------
                                     -----------
                                                   --------
Change in net asset
  value per interest............................   $   6.71
                                                   --------
                                                   --------
Percentage change...............................       8.31%
                                                   --------
                                                   --------

------------------------------------------------------

I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ----------------------
                                 by: Barbara J. Brooks
                                 Chief Financial Officer